

July 20, 2015

Scott D. Schweinfurth
Executive Vice President and Chief Financial Officer
Scientific Games Corporation
6650 S. El Camino Road
Las Vegas, NV 89118

> **Re:** **Scientific Games Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 17, 2015**
> **File No. 000-13063**

Dear Mr. Schweinfurth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue, page 55

1.   We note your disclosure that the $17 million year-over-year increase in instant games revenue is due to higher revenue from U.S. and international participation contracts and higher revenue from U.S. price-per-unit contracts, partially offset by a decrease in revenue from international price-per-unit contracts, the exit from your Provoloto business, and lower revenue from licensing and player loyalty programs. Please tell us what consideration was given to separately quantifying the impact of each factor, if reasonably practicable, as it relates to year-over-year changes in instant games revenue in order to provide an indication as to the extent to which increases in revenues are

attributable to such factors. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

Note (9) Intangible Assets and Goodwill, page 120

2.   We note your disclosure on page 122 that your change in reporting units from six to eight in fiscal 2014 did not result in a reallocation of goodwill balances in accordance with ASC 350. Please describe for us the change in reporting units and how goodwill was allocated to the different reporting units. Tell us how you considered ASC 350-20-35-45 in determining that a reallocation of goodwill using a relative fair value approach was not required. Include in your response a discussion of the Bally acquisition's impact on the allocation of goodwill to each reporting unit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Joyce Sweeney, Senior Staff Accountant at (202) 551-3449, if you have questions regarding these comments. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief